# Form 51-102F3

## MATERIAL CHANGE REPORT

**Item 1 Name and Address of Company**

**Buffalo Gold Ltd.** ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

**Item 2 Date of Material Change**

June 3, 2008

**Item 3 News Release**

A press release was issued on June 3, 2008, at Vancouver, B.C.

**Item 4 Summary of Material Change**

Bondi Mining Ltd. has intersected high-grade uranium mineralization at their Mt. Hogan project in Queensland Australia.

**Item 5 Full Description of Material Change**

Brian McEwen, President and CEO of Buffalo Gold Ltd. (TSX-V: BUF; OTC\BB: BYBUF; FWB: B4K) is pleased to report that Bondi Mining Ltd. (ASX: BOM) has intersected high-grade uranium mineralization at their Mt. Hogan project in Queensland Australia. In November 2007 Buffalo completed the sale of the Mt. Hogan project to Bondi along with several other uranium projects, and currently holds 24,500,000 shares of the company. Bondi's closing price on June 3rd 2008 was AUS$0.205.

Bondi's news release from May 30th 2008 reports the following highlights of its 11 hole, 986 metre reverse circulation drilling program:

- **10 metres at 0.206% $U_30_8$** from 36 metres, **including 2 metres at 0.644% $U_30_8$ and 6 metres at 0.313% $U_30_8$** – Hole MHRC001
- **4 metres at 0.106% $U_30_8$** from 60 metres, **including 2 metres at 0.124% $U_30_8$** – Hole MHRC007
- **16 metres at 0.015% $U_30_8$** – Hole MHSRC003

The news release states that: "Drilling has successfully confirmed and extended the previously drilled high grade uranium shoot, which remains open at depth. Drilling at Mount Hogan South has successfully traced uranium mineralization over a 200 metre strike length at the previously undrilled Mount Hogan South target area, in a structure which continues to the north and south of the drill area. The intersected zones have significant potential to expand, and follow-up exploration on the property is currently being planned."

In addition to the news from Mount Hogan, Bondi reported on June 2nd, 2008 that it has begun drilling at the company's 100% owned North Maureen Uranium Project in Queensland. The news release states: "A 100-hole reverse circulation drilling program comprising approximately 4000m is planned to test ten target areas with strong geological similarity to the Maureen uranium-molybdenum deposit of Mega Uranium. Targets have been defined by interpretation of high definition aeromagnetics (100m line spacing) flown in October 2007."

For full details of the news releases including maps and diagrams, please see the Bondi website, www.bondimining.com.au .

**Item 6    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

**Item 7    Omitted Information**

Not applicable.

**Item 8    Executive Officer**

Brian McEwen, President & CEO at (604) 685-5492

**Item 9    Date of Report**

June 5, 2008